Exhibit 21

LIST OF SUBSIDIARIES
AS OF DECEMBER 31, 2004

Name	Jurisdiction of Incorporation	Percent ownership if less than 100%

1. Lowestfare.com Incorporated	Delaware
2. Travelweb LLC	Delaware
3. AllPrice Holdings, Inc.	Delaware
4. Priceline Mortgage Company LLC	Delaware	49.0%
5. priceline.com Europe Holdings N.V.	Holland
6. priceline.com europe Ltd.	United Kingdom
7. Priceline.com Europe Holdco, Inc.	Delaware
8. Priceline.com Holdco U.K. Limited	United Kingdom
9. Active Hotels Ltd.	United Kingdom	96.6%